Skadden, Arps, Slate, Meagher & Flom llp
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Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
RE: Van Kampen Exchange Fund Proxy
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the preliminary proxy statement filed by Van Kampen Exchange Fund (the “Fund”) on January 22, 2010 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On behalf of the Fund, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in the Fund’s definitive proxy statement which will be filed under the Exchange Act via IDEA on or about February 26, 2010.

Comment 1	Please confirm that the type size in the proxy statement meets the requirements of Rule 14a-5 of the Exchange Act.

Response 1	The Fund confirms that the type size meets the requirements of Rule 14a-5 of the Exchange Act.

Comment 2	In the answer to the fifth Q&A, please clarify the purpose of the second sentence.

Response 2	The Fund has clarified the disclosure as requested.

Comment 3	Please prominently disclose the second to last sentence in the eighth paragraph in the section entitled “Introduction – Voting” by use of bold face type.

Response 3	The Fund has added bold face type to the sentence referenced as requested.

Comment 4	With respect to disclosure in the eleventh paragraph in the section entitled “Introduction – Voting,” please add disclosure regarding how the Fund intends to treat abstentions and broker non-votes for purposes of an adjournment of the shareholder meeting.

Response 4	The Fund respectfully notes that the following disclosure currently appears in the section referenced [emphasis added]:

In the event a quorum is present at the Meeting but sufficient votes to approve any of the proposals with respect to one or more funds or proposals are not received, proxies (including abstentions and broker non-votes, if any) would be voted in favor of one or more adjournments if the Meeting of the concerned fund with respect to such proposal to permit further solicitation of proxies....

Thus, the Fund has not added any additional disclosure.

Comment 5	With respect to the disclosure in the section entitled “Background and the Transaction – Other Service Providers,” please confirm that there are no material changes in the service features to shareholders proposed to be provided by Invesco that are not currently disclosed.

Response 5	The Fund believes that Invesco and its affiliates will provide similar services to shareholders of the Fund, which the Fund has disclosed in the section referenced. Thus, the Fund has not added any additional disclosure.

Comment 6	With respect to the disclosure in the section entitled “Background and the Transaction – Other Service Providers,” please confirm that the Fund is not subject to an ongoing distribution agreement that would terminate automatically upon assignment. To the extent that any such ongoing distribution agreement is impacted by the Transaction, please add appropriate disclosure to the proxy statement.

Response 6	The Fund is not a party to an ongoing distribution agreement. Thus, the Fund as not added any additional disclosure.

Comment 7	In the fourth paragraph in the section entitled “Background and the Transaction,” please delete the following sentence: “[o]ne condition to the closing of the Transaction is that clients and/or fund shareholders representing a certain percentage of total assets transferred to Invesco approve the proposals related to such investors’ participation in the Transaction.”

Response 7	The Fund respectfully acknowledges the comment, but believes that the disclosure referenced presents material information regarding the Transaction that a shareholder of the Fund should know. Thus, the Fund opts to retain the disclosure, although the Fund has revised such disclosure to be more clear.

Comment 8	In the first paragraph in the section entitled “Background and the Transaction – Invesco and its Affiliates,” please revise the disclosure regarding Invesco to be less promotional.

Response 8	The Fund has revised the disclosure as requested.

Comment 9	In the section entitled “Background and the Transaction – Section 15(f) of the 1940 Act,” please add disclosure that the consummation of the Transaction will constitute a change of control and an assignment of the investment advisory contracts for the Fund.

Response 9	The Fund has added the disclosure as requested.

Comment 10	With respect to board consideration 5 disclosed in the section entitled “Background and the Transaction – Board Considerations,” please add disclosure regarding any exceptions or expenses that would not be included in the two-year contractual guaranty that will limit the total expense ratio of the Fund to the Fund’s total expense ratio prior to the Transaction.

Response 10	The Fund has added disclosure as requested.

Comment 11	With respect to board consideration 7 disclosed in the section entitled “Background and the Transaction – Board Considerations,” please supplementally advise the Staff whether there are any “interested trustees” within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) and if so, whether the percentage of such interested trustees meets requirements of Section 15(f) of the 1940 Act.

Response 11	Of the current ten Van Kampen Trustees for the Funds, one trustee is an “interested” person within the meaning of Section 2(a)(19) of the 1940 Act. The Fund has revised the disclosure in the section of the proxy statement entitled “Background and the Transaction – Board Considerations,” to state that it is anticipated that the Van Kampen Board of Trustees would expand to include one additional trustee representing Invesco senior management. This additional trustee would also be an “interested” person within the meaning of Section 2(a)(19) of the 1940 Act. The Fund believes that having two out of eleven trustees who are “interested” persons meets the requirement of Section 15(f) that, during the three-year period immediately following consummation of the Transaction, at least 75% of the fund’s board of trustees not be “interested” persons of the investment adviser or the predecessor adviser.

Comment 12	With respect to the section of the proxy statement entitled “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-

Advisory Agreement),” please supplementally explain under what authority the Fund is proceeding without obtaining separate shareholder approval of each of the Master Sub-Advisory Agreement and the new investment advisory agreements.

Response 12	The Fund respectfully believes that the proposal to approve the Master Sub-Advisory Agreement is inextricably intertwined with the approval of the new investment advisory agreement. However, the Fund acknowledges the Staff’s comment and has changed the heading “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement” to “Proposal 1(a): Approval of Investment Advisory Agreement and Proposal 1(b): Approval of Master Sub-Advisory Agreement.” The Fund has also revised disclosure throughout the proxy statement and on the proxy card so that shareholders will have to vote on each agreement separately.

Comment 13	With respect to the section of the proxy statement entitled “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement),” please delete disclosure that states that shareholder approval of the new investment advisory agreement constitutes approval of the Master Sub-Advisory Agreement.

Response 13	The Fund has deleted the disclosure as requested.

Comment 14	With respect to the disclosure in the fourth paragraph in the section entitled “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement) – New Advisory Agreements – Delegation to subadvisers,” please supplementally advise the Staff how the Fund intends to provide notice to shareholders of any changes to investment subadvisers and/or portfolio managers.

Comment 14	In the event that a new investment subadviser and/or a new portfolio manager were added to the management of the Fund, the Fund intends to file a supplement to its prospectus announcing such change, which is consistent with the Fund’s current practice.

Comment 15	Please add disclosure regarding any change in operations or shareholder rights as a result of the change in state law governing the Fund’s investment advisory agreement.

Response 15	The Fund does not believe that there are any changes that would materially affect a shareholder as a result of the change in state law governing the Fund’s investment advisory agreement. The Fund believes that the current disclosure describes the material differences between the terms of the new investment advisory agreements and the terms of the current investment advisory agreements and thus, the Fund has not added disclosure.

Response 16	In the following sentence in the section entitled “Proposal 1: Approval of Investment Advisory Agreement (Including a Master Sub-Advisory Agreement) – New Advisory Agreements – Terms of the Master Sub-Advisory Agreement,” please describe whether the underlined word “monthly” denotes that the fee will be determined at the end of each month: “The Sub-Advisory Agreement for the Fund provides that, to the extent an Affiliated Sub-Adviser manages a portion of the Fund’s investments, the fee that Invesco Advisers will pay such Affiliated Sub-Adviser, computed daily and paid monthly, will equal (i) 40% of the monthly compensation that Invesco Advisers receives from the Fund pursuant to its advisory agreement with the Fund, multiplied by (ii) a fraction equal to the net assets of the Fund as to which the Affiliated Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of the Fund for that month.”

Response 16	The Fund respectfully acknowledges your comment however, the Fund notes that the disclosure referenced currently states that such fee will be computed daily and paid monthly. Thus, the Fund does not believe that additional disclosure is necessary.

Comment 17	Please include on the proxy card a means by which shareholders may abstain from voting on each proposal.

Response 17	The Fund has revised the proxy card as requested.

*	*	*
          In connection with the effectiveness of the definitive proxy statement, the Fund acknowledges that the disclosure included in the definitive proxy statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the preliminary proxy statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the definitive proxy statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Stefanie Chang Yu at (212) 296-6970 the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor